Exhibit 99.1

Scienjoy Holding Corporation to Acquire 29.9% Stake in Chinese Higher Education Service Provider Leader Education Limited

BEIJING, September 2, 2026 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), a provider of mobile live streaming platforms in China, today announced it has entered a sale and purchase agreement (the “SPA” and the transaction as contemplated therein, the “Transaction”), through its wholly-owned subsidiary Scienjoy Innovation Labs Inc. (“Scienjoy Innovation”), to acquire 239,234,000 ordinary shares (the “Shares”) of Leader Education Limited (“Leader Education”) (HKSE: 1449.HK), an investment holding company that provides private higher education services in China, from Shuren Education Limited (“Shuren”)the Leader Education’s controlling shareholder, for HK$102.69 million (approximately US$13.1 million). The Shares represent 29.9% of the issued and outstanding share capital of Leader Education.

The closing of the Transaction is subject to mutually agreed conditions, which includes: (i) Scienjoy being satisfied with the results of its due diligence of Leader Education and its subsidiaries; (ii) the absence of any material breach of warranties in the SPA by Shuren; (iii) all necessary waivers, consents, and/or notifications having been obtained; (iv) the continued listing of Leader Education’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited on or before the closing date; and (v) no suspension in trading of Leader Education’s ordinary shares had occurred for more than ten consecutive business days.

The parties are expected to close the Transaction five business days after the last of the conditions precedent to closing is either satisfied or waived in accordance with the SPA, or on such other date as the parties may agree in writing. This Transaction can be deemed to be a related party transaction since the Company’s independent director, Jun Lu, is also an executive director of Leader Education.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented: “The Transaction represents a strategic equity investment where we expect to integrate our AI and technology capabilities with Leader Education’s educational resources, allowing us to leverage our respective strengths. Scienjoy has been developing intelligent solutions for education, including capabilities that support schools in the unified development and management of course content, administrative systems, teaching and research outcomes. By bringing AI technology and educational resources together, we see significant potential to create new applications and experiences that can better understand the needs of schools, support teachers, and empower students.

“We believe AI and education represent a powerful combination with significant room for innovation and long-term development. We also believe the integration of AI with education can extend well beyond existing applications, creating new possibilities across teaching, learning, content development, and student experiences. Through this strategic investment in Transaction, we look forward to exploring these opportunities with Leader Education and building a broader ecosystem at the intersection of AI, education, and digital content.”

About Leader Education Limited

Leader Education Limited is a private formal higher education service provider based in Heilongjiang Province, China, and ranks among the top private education institutions in the province. It operates its consolidated affiliated entity, Heilongjiang College of Business and Technology, a private regular undergraduate institution specializing in engineering and business management programs. Since 2021, Leader Education has invested in the establishment of two vocational schools in the Yangtze River Delta and Beijing-Tianjin-Hebei regions, respectively, forming an education group with four campuses across three locations.

About Scienjoy Holding Corporation

Scienjoy is a provider of mobile live streaming platforms in China and focuses on interactive show live streaming from broadcasters to users. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao

+1-646-932-7242

investors@ascent-ir.com